Exhibit 2

HORIZON ENERGY DEVELOPMENT, INC.
INCOME STATEMENT
(Unaudited)

Three Months Ended March 31, 2004
Operating Revenue:
Operating Revenue	$ 48,452,732

Operating Expenses:
Fuel Used in Heat and Electric Generation	24,053,717
Operation and Maintenance Expenses	6,892,258
Property, Franchise & Other Taxes	768,666
Depreciation, Depletion & Amortization	3,886,466

Operating Expenses	35,601,107

Operating Income	12,851,625

Other Income	407,954

Interest Charges	1,768,518

Net Income Before Income Taxes	11,491,061

Income Taxes - Current	2,622,088
Income Taxes - Deferred	460,100

3,082,188

Minority Interest in Foreign Subsidiaries	(1,853,810)

Net Income	$ 6,555,063